Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PRESIDENT OPENS NEW RANDGOLD MINE IN CÔTE D’IVOIRE
Tongon, Côte d’Ivoire, 24 October 2011 — The Honourable Alassane Ouattara, President of Côte d’Ivoire, today officially opened Randgold Resources’ new Tongon gold mine in the north of the country. Also at the ceremony were the Minister of Mines, Oil and Energy Adama Toungara, a number of ambassadors and senior government officials from the Côte d’Ivoire as well as Mali and the DRC, and representatives of Randgold’s international and African business partners.
The mine poured its first bar of gold in October last year, on time and on budget despite the unrest which followed the disputed outcome of the presidential election in the country at that time. Profitable from its first quarter, it has since produced more than 250 000 ounces of gold and recently commissioned its hard rock crushing circuit.
Speaking at the ceremony, Randgold chairman Philippe Liétard said the successful development of Tongon was a tribute to the company’s partnership philosophy and its long-term vision.
“We nurtured the Tongon project for 13 years because we could see this country’s great potential and had faith in its people’s ability to establish an environment in which that potential could be realised. That gave us the confidence to invest some US$400 million in developing what is now Côte d’Ivoire’s largest hard-rock gold mine, and with it a wide range of economic opportunities,” he said.
Also at the ceremony, chief executive Mark Bristow said Tongon did not represent the limit of Randgold’s ambitions in Côte d’Ivoire.
“As far as we are concerned, Tongon is only the start. Even as I speak here today, our exploration teams are stepping out beyond the mine area and into our portfolio of permits covering some 7 000 km 2 elsewhere in the country, which includes some of Africa’s most underexplored greenstone belts. Randgold has already come a long way with the Côte d’Ivoire; together, we may achieve even more on the road ahead,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director
Mark Bristow	Graham Shuttleworth
+44 788 071 1386	+44 1534 735 333
+223 66 75 01 22	+44 779 771 1338

Group Operations Manager: West Africa	Investor & Media Relations
Samba Touré	Kathy du Plessis
+223 66 75 77 41	+44 20 7557 7738
+223 20 20 16 94	randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.